Exhibit 99.4

1.	Reconciliation of Canadian and United States GAAP:

Canadian generally accepted accounting principles (“Canadian GAAP”) varies in certain significant respects from the principles and practices generally accepted in the United States (“U.S. GAAP”). The effect of these principal differences on the Company’s consolidated financial statements are quantified below and described in the accompanying notes.

Statements of earnings:

	2006	2005	2004
Net earnings from continuing operations for the year reported under Canadian GAAP	$72,388	$20,494	$11,609
Earnings from Sadiola and Yatela under Canadian GAAP, using proportionate consolidation (a)	(70,693)	(16,561)	(17,893)
Equity earnings of Sadiola under U.S. GAAP (a)	36,213	8,945	12,024
Equity earnings of Yatela under U.S. GAAP (a)	37,241	1,931	6,605
Exploration expensed (b)	(9,656)	(962)	-
Stock-based compensation (c)	(2)	(4)	31
Amortization of royalty interests (d)	111	(775)	(561)
Interest income (g)	145	-	-
Non-hedge derivative gain (g)	(40)	-	-
Warrants (h)	(2,712)	-	-
Forward sales liability (i)	623	-	-
Income taxes on above	1,464	249	196
Net earnings from continuing operations, U.S. GAAP	$65,082	$13,317	$12,011
Net earnings from discontinued operations	93	-	-
Net earnings, US GAAP	65,175	13,317	12,011

	2006	2005	2004
Basic and diluted net earnings from continuing operations per share	$0.35	$0.09	$0.08
Basic and diluted net earnings per share	$0.35	$0.09	$0.08
Dividends per share	$0.06	$0.06	$0.05

Statements of comprehensive income:

The statements of comprehensive income for the years ended December 31, 2006, 2005 and 2004 would be presented as follows on a U.S. GAAP basis:

	2006	2005	2004
Net earnings based on U.S. GAAP	$65,175	$13,317	$12,011
Other comprehensive income (loss):
Marketable securities (e)	1,439	(258)	(850)
Cumulative translation adjustment	(4,836)	-	-
Comprehensive income based on U.S. GAAP	$61,778	$13,059	$11,161

Statements of shareholders’ equity:

The cumulative effect of the U.S. GAAP differences discussed below on the Company’s consolidated shareholders’ equity is as follows:

	2006	2005	2004
Shareholders’ equity based on Canadian GAAP	$1,773,351	$411,002	$391,743
Impact on shareholders’ equity of U.S. GAAP adjustments:
Equity accounting of Sadiola and Yatela (a)	(7,319)	(10,078)	(4,396)
Accumulated exploration expensed (b)	(10,618)	(962)	-
Accumulated amortization of royalty interests (d)	(1,563)	(1,674)	(899)
Interest income (g)	145	-	-
Non-hedge derivative gain (g)	(40)	-	-
Warrants (h)	(27,115)	-	-
Forward sales liability (i)	623	-	-
Accumulated income taxes on above	2,025	561	312
Marketable securities (e)	1,417	(22)	236
Shareholders’ equity based on U.S. GAAP	$1,730,906	$398,827	$386,996

(a)	Investments in Sadiola, Yatela, Tarkwa and Damang:

Under Canadian GAAP, the Company accounts for its interest in the Sadiola and Yatela joint ventures by the proportionate consolidation method and its interest in the Tarkwa and Damang mines under the equity method as working interests. Under U.S. GAAP, the Company is required to equity account for all of its investments and record in earnings its proportionate share of their net income measured in accordance with U.S. GAAP.

For U.S. GAAP purposes, the Company’s share of earnings from its investments have been adjusted for the following items:

(i)	Deferred development costs:

Under U.S. GAAP, the Company is required to expense all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Under Canadian GAAP, costs subsequent to establishing that a property has mineral resources which have the potential of being economically recoverable, are capitalized.

(ii)	Start-up costs:

U.S. GAAP requires start-up costs to be expensed as incurred. Canadian GAAP allows start-up costs to be capitalized until commercial production is established.

(iii)	Financial instruments:

For equity method investments, the accounting for these investments represents the aggregate of: (a) capital contributions to the joint ventures, (b) the Company’s proportionate share of the net earnings or loss of the joint ventures, net of amortization of the purchase price adjustment and (c) distributions from the joint ventures.

(iv)	Deferred stripping costs:

Under Canadian GAAP, the Company has capitalized deferred stripping costs at Yatela and will amortize these costs on a units of production basis over the additional reserves that otherwise would not be accessible. Under U.S. GAAP, the Company accounts for stripping costs in conjunction with Emerging Issues Task Force (EITF) 04-6 “Accounting for Stripping Costs Incurred during Production in the Mining Industry”, and Statement of Financial Accounting Standards (SFAS) 151, Inventories.

(v)	Future income taxes:

Tax adjustments related to the above items.

The changes in the Company’s equity method investments pursuant to U.S. GAAP are as follows:

	2006	2005	2004
Equity method investments, beginning of year	$192,868	$203,465	$169,345
Net earnings	102,328	26,713	32,026
Distributions received	(100,015)	(37,310)	(25,816)
Additional investments	-	-	27,910
Equity method investments, end of year	$195,181	$192,868	$203,465

The Company’s proportionate share of the summarized balance sheet information of the equity method investments in accordance with U.S. GAAP, is as follows:

	2006
	Tarkwa	Damang	Sadiola	Yatela	Other	Total
Current assets	$25,808	$7,727	$44,527	$24,404	$181	$102,647
Long-term assets, net	77,373	11,754	62,146	17,056	-	168,329
	$103,181	$19,481	$106,673	$41,460	$181	$270,976
Current liabilities	12,159	2,896	20,961	12,590	88	48,694
Long-term obligations and other	17,591	2,929	3,489	3,092	-	27,101
Equity	73,431	13,656	82,223	25,778	93	195,181
	$103,181	$19,481	$106,673	$41,460	$181	$270,976

	2005
	Tarkwa	Damang	Sadiola	Yatela	Other	Total
Current assets	$27,520	$11,853	$20,150	$18,174	$181	$77,878
Long-term assets, net	74,240	7,151	64,779	27,150	-	173,320
	$101,760	$19,004	$84,929	$45,324	$181	$251,198
Current liabilities	$5,840	$3,097	$11,387	$4,392	$88	$24,804
Long-term obligations and other	17,075	1,990	2,831	11,630	-	33,526
Equity	78,845	13,917	70,711	29,302	93	192,868
	$101,760	$19,004	$84,929	$45,324	$181	$251,198

The Company’s proportionate share of the summarized income statement information of the equity method investments in accordance with U.S. GAAP, is as follows:

	2006
	Tarkwa	Damang	Sadiola	Yatela	Other	Total
Revenue	$82,021	$24,728	$114,276	$85,800	$-	$306,825
Expenses	58,555	19,320	78,063	48,559	-	204,497
Net earnings	$23,466	$5,408	$36,213	$37,241	$-	$102,328

	2005
	Tarkwa	Damang	Sadiola	Yatela	Other	Total

Revenue	$60,683	$19,287	$75,293	$44,100	$-	$199,363
Expenses (recoveries)	46,947	17,556	66,348	42,169	(370))	172,650
Net earnings	$13,736	$1,731	$8,945	$1,931	$370	$26,713

	2004
	Tarkwa	Damang	Sadiola	Yatela	Other	Total

Revenue	$42,971	$22,799	$62,966	$39,485	$-	$168,221
Expenses (recoveries)	35,231	17,390	50,942	32,880	(248))	136,195
Net earnings	$7,740	$5,409	$12,024	$6,605	$248	$32,026

(b)	Deferred development costs:

Under U.S. GAAP, the Company is required to expense all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Under Canadian GAAP, costs subsequent to establishing that a property has mineral resources which have the potential of being economically recoverable, are capitalized.

(c)	Stock-based compensation:

Effective January 1, 2006, the Company adopted SFAS 123(R), Share-Based Payments, to account for share based payments to employees, directors and consultants. The adoption of SFAS 123(R) did not have a material impact on stock-based compensation expense for 2006. Prior to January 1, 2006, the Company accounted for stock-based compensation in accordance with SFAS 123.

(d)	Amortization of royalty interests:

Under Canadian GAAP, depreciation and amortization may be calculated on the unit-of-production method based upon the estimated mine life, whereas under U.S. GAAP, the calculations are made based upon proven and probable mineable reserves. This results in a higher amortization charge under U.S. GAAP for revenue producing royalties.

(e)	Marketable securities:

Under U.S. GAAP, marketable securities which are considered “available for sale securities”, are recorded at fair value with any unrealized holding gains and losses excluded from the determination of earnings and reported as a separate component of other comprehensive income under shareholders’ equity.

(f)	Convertible debenture receivable:

Under U.S. GAAP, the convertible debenture receivable has been accounted for as an “available for sale security”.

(g)	Gold receivable:

Under Canadian GAAP, the gold receivable is revaluated at each balance sheet date at the current spot price and the variation is accounted for under the “non-hedge derivative gain” caption in the statement of earnings. The discount is amortized up to the time of deliveries and is accounted for under the “investment income” caption in the statement of earnings.

Under U.S. GAAP, the gold receivable is considered a hybrid instrument composed of a receivable host contract and an embedded derivative that must be bifurcated from the host contract. The value of the embedded derivative was zero on acquisition.

The host contract is accounted for as an interest-bearing receivable, with accrued interest charged to earnings. The embedded derivative is marked-to-market at each balance sheet date with the variation charged to earnings under “non-hedge derivative gain or loss”. Furthermore, the receivable and the embedded derivative instrument are presented separately on the balance sheet.

(h)	Warrants:

Under Canadian GAAP, warrants to purchase common shares are accounted for as a component of shareholders’ equity. Under US GAAP, issuers having warrants with an exercise price denominated in a currency other than the issuer’s functional currency are required to treat the fair value of the warrants as a liability and to mark to market those warrants through net earnings.

(i)	Forward sales liability:

Under Canadian GAAP, forward gold sales contracts for the Mupane mine are accounted for as normal purchase and sale from the date of acquisition. Under US GAAP, the forward contracts are accounted for as normal purchase and sale from June 26, 2006, the date documentation of the accounting treatment for these contracts was finalized. Prior to June 26, 2006, the forward contracts were accounted for on a mark-to-market basis.

(j)	Defined benefit plans and other post retirement benefits:

FAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit plan as an asset or liability with changes in that funded status recognized through comprehensive income; and measure the funded status of a plan as of the year-end date.

During the year ended December 31, 2006, the adoption of this statement did not have a material impact on the Company’s financial statements.

Consolidated Balance sheet:

The Company’s balance sheets prepared under U.S. GAAP are presented below:

	2006	2005
ASSETS	$	$
Current Assets:
Cash and cash equivalents	71,112	37,575
Short term deposits	22,864	15,823
Gold bullion	49,012	48,840
Receivables and other current assets	43,547	2,468
Inventories	44,954	-
Current assets held for sale	17,924	-
	249,413	104,706
Other long-term assets	48,377	3,575
Equity investments	195,181	192,868
Royalty interests	38,224	49,810
Mining assets	903,244	-
Exploration and development	284,275	-
Goodwill	464,975	74,886
Long-term assets held for sale	33,166	-
	2,216,855	425,845
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	86,104	3,949
Dividends payable	17,570	8,870
Current portion of long-term liabilities	69,591	-
Current liabilities relating to assets held for sale	9,240	-
	182,505	12,819
Long-term liabilities:
Long-term debt	9,625	-
Future income and mining tax liability	180,366	14,199
Asset retirement obligations	32,350	-
Accrued benefit liability	6,321	-
Warrants	27,115	-
Long-term portion of forward sales liability	28,093	-
Long-term liabilities relating to assets held for sale	15,862	-
	299,732	14,199
Non-controlling interest	3,712	-
Shareholders' equity:
Common shares	1,635,536	359,574
Stock-based compensation	19,186	7,277
Share purchase loans	(295)	(296)
Retained earnings	79,898	32,294
Accumulated other comprehensive income	(3,419)	(22)
	1,730,906	398,827
	2,216,855	425,845

Consolidated Statements of cash flows:

The Company’s statements of cash flows prepared under U.S. GAAP are presented below:

	2006	2005	2004
CASH PROVIDED BY (USED IN):
Operating Activities:
Net earnings from continuing operations, U.S. GAAP	$65,082	$13,317	$12,011
Items not affecting cash:
Depreciation and amortization	26,258	6,613	5,783
Future income taxes	(2,104)	(2,804)	(6,192)
Equity earnings of investees	(102,328)	(26,713)	(32,026)
Stock based compensation	3,104	964	1,469
Unrealized foreign exchange losses	(622)	585	1,492
Writedowns	558	-	318
Amortization of forward sales liability	(11,045)	-	-
Loss (gain) on non-hedge derivatives and sale of royalties and other assets
	247	-	(1,120)
Dividends received from equity investments	54,550	16,504	23,715
Contribution to pension fund	(7,168)	-	-
Changes in non-cash working capital:
Current receivables	(615)	454	67
Inventories	387	-	-
Accounts payable	(29,396)	907	274
Accrued liabilities	6,614	(822)	(2,300)
Prepaid expenses	(97)	(83)	(37)
	3,425	8,922	3,454
Financing activities:
Issue of common shares, net of issue costs	11,524	6,440	1,108
Dividends paid	(8,870)	(7,276)	(6,725)
Proceeds from debt drawdowns	9,031	-	-
Loan repayments	(19,772)	-	-
Repurchase of call options	(3,363)	-	-
	(11,450)	(836)	(5,617)
Investing activities:
Mining assets	(10,146)	-	-
Receipts from (investments in) equity investments	45,466	20,805	(25,808)
Short-term deposits	(7,040)	(15,595)	23,265
Other assets	(2,829)	(229)	-
Gold bullion royalties	(172)	(784)	(773)
Proceeds from sale of royalty interests and marketable securities	14,849	-	1,833
Gold receivable	3,890	-	-
Transaction costs and settlement of options, net of cash acquired from GGL and Cambior	(877)	(740)	-
	43,141	3,457	(1,483)
Increase (decrease) in cash and cash equivalents from continuing operations	35,116	11,543	(3,646)
Decrease in cash and cash equivalents from discontinued operations	(1,579)	-	-
Net increase (decrease) in cash and cash equivalents	33,537	11,543	(3,646)
Cash and cash equivalents, beginning of year	37,575	26,032	29,678
Cash and cash equivalents, end of year	$71,112	$37,575	$26,032
Supplemental cash flow information:
Income taxes paid	$3,083	$829	$818

Impact of recent United States accounting pronouncements:

US GAAP

(i)	Inventory costs:

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement 151, Inventory Costs. This statement amends ARB 43 to clarify that: Abnormal amounts of idle facility expenses, freight, handling costs and wasted material (spoilage) should be recognized as current period charges; and Requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this statement did not have a material impact on the Company’s financial statements.

(ii)	Stripping costs:

In March 2005, the FASB ratified EITF 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry“, which addresses the accounting for stripping costs that should be included as a component of ore stockpiles to be recognized in mining costs. As a result, capitalization of stripping costs is appropriate only to the extent ore stockpiles exist at the end of a reporting period. This statement is effective for fiscal years beginning after December 31, 2005. Adoption of EITF 04-6 did not have an impact on the Company’s financial statements as the Company currently accounts for stripping costs in a similar manner.

(iii)	Statement on accounting changes and errors corrections:

In May 2005, FASB issued Statement No. 154 “Accounting Changes and Error Corrections—a replacement of APB No. 20 and FASB Statement No. 3”. This statement replaces APB Opinion No. 20 “Accounting Changes”, and FASB Statement No. 3 “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement is effective for accounting changes made in fiscal years beginning after December 15, 2005. Adoption of this statement did not have an impact on the Company’s financial statements.

(iv)	Other than temporary impairment:

In November 2005, the FASB issued FASB Staff Position (FSP) SFAS 115-1 and SFAS 124-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in FSP SFAS 115-1 and SFAS 124-1 is applicable to reporting periods beginning after December 15, 2005. The Statement did not have an impact on the Company’s financial statements.

(v)	Accounting for certain hybrid financial instruments:

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140”. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statements 133 to Beneficial Interest in Securitized Financial Assets.” This Statement:

(a)	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

(b)	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;

(c)
Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

(d)	Clarifies that concentration of credit risk in the form of subordination are not embedded derivatives; and,

(e)
Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This statement is effective for all financial instruments acquired or issued after the beginning of fiscal years that begin after September 15, 2006. The Company does not expect that this pronouncement will have an impact.

(vi)	Accounting for uncertainty in income taxes:

In June 2006, the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 provides guidance on the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. It also provides criteria for the derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The interpretation is effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. The Company is presently evaluating the impact of this statement on its financial statements.

(vii)	Fair value measurements:

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and a framework for measuring assets and liabilities at fair values when a particular standard describes it. In addition, SFAS 157 prescribes a more enhanced disclosure of fair value measures and requires additional expanded disclosure when non-market data is used to asses fair values. The provisions of SFAS 157 are effective for fiscal years beginning after November 5, 2007. The Company is currently evaluating the impact of the adoption of this statement will have on its financial statements.

(viii)	Fair value option for financial assets and financial liabilities:

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115”. This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specific election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption. We are currently evaluating the impact that SFAS No. 159 may have on the Company’s financial statements.

Canadian GAAP

1)	Financial Instruments

In April 2005, the CICA Accounting Standards Board (AcSB) issued the following new sections: Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments—Recognition and Measurement”, and Section 3865, “Hedges”. These standards, which are aimed at harmonizing Canadian and US rules, will be applicable for fiscal years starting on or after October 1, 2006. The Company is currently evaluating the impact of this pronouncement, including the initial application.

1.1)	Section 1530 “Comprehensive Income”

According to Section 1530 “Comprehensive Income”, comprehensive income includes net income as well as all changes in equity during a period, from transactions and events from non-owners sources.

1.2)	Section 3251 “Equity”

This Section establishes standards for the presentation of equity and changes in equity during the reporting period. The main feature of this Section is a requirement for an enterprise to present separately each of the changes in equity during the period, including comprehensive income, as well as components of equity at the end of the period.

1.3)	Section 3855 “Financial Instruments—Recognition and Measurement”

One of the basic principles of Section 3855 is that fair value is the most relevant measure for financial instruments.

Financial assets, which include trade and loans receivable and investments in debt and equity securities, must be classified into one of the four categories:

•	Held-to-maturity investments (measured at cost);

•	Loans and receivables (measured at amortized cost);

•	Held for trading assets (measured at fair value with changes in fair value recognized in earnings immediately);

•
Available-for-sale assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale, and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in a separate component of shareholders’ equity called “Other Comprehensive Income” until the asset is sold). Impairment of investments in securities would be recognized earlier than under existing GAAP.

Financial liabilities, which include long-term debt and other similar instruments, must be accounted for at amortized cost, except for those classified as held for trading, which must be measured at fair value.

1.4)	Section 3865 “Hedges”

Section 2865 includes the guidance on hedging relationships that was previously contained in AcG-13, “Hedging relationships”, such as that relating to the designation of hedging relationships and their documentation and specifies how hedge accounting should be applied and identifies the information that should be disclosed.

Derivatives used as hedging items should be measured at fair value considering the following specific considerations:

•
If the derivative is used as a hedge of an exposure to changes in fair value of an asset or a liability or of a firm commitment, changes in fair value of derivative and offsetting change in the fair value of the hedged item attributable to the hedged risk exposure are recognized in net income. The carrying amount of the hedged item is adjusted for the gain or loss on the hedged risk.

•
If the derivative is used as a hedge of an exposure to changes in cash flows of an asset or liability or of a forecasted transaction or of a foreign currency risk relating to a firm commitment, the portion of the gain or loss on the derivative that is determined to be an effective hedge is recognized in other comprehensive income. The portion determined not to be an effective hedge is recognized in net income. Gains or losses accrued in other comprehensive income are recognized in net income in the period in which the hedged item has an impact on net earnings.

•	A hedge of a net investment in a self-sustaining foreign operation is treated in a manner similar to a cash flow hedge.

2) Stripping Costs

On March 2, 2006, the CICA issued EIC-160 - “Stripping Costs Incurred in the Production Phase of a Mining Operation” which requires that stripping costs be expensed unless the stripping activity can be shown to represent a betterment to the mineral property which requires such costs be capitalized. Retroactive treatment may be applied. However, if not applied on a retroactive basis, any existing balance sheet amount relating to stripping costs represents the opening balance for the year of initial year of application. Any capitalized stripping costs or any opening existing balance should be amortized over the reserves that directly benefit from the stripping activity on a units of production basis. The application of this accounting treatment is required for fiscal years beginning on or after July 1, 2006. The Company intends to apply this accounting recommendation on a prospective basis.